GENERATION INCOME PROPERTIES, INC.

401 East Jackson Street, Suite 3300

Tampa, Florida 33602

January 9, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Washington, D.C. 20549

Attn: Catherine De Lorenzo

Re:	Generation Income Properties, Inc.
Registration Statement on Form S-11
File No. 333-274786

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant, Generation Income Properties, Inc., hereby requests that the above-referenced Registration Statement on Form S-11 be declared effective at 5:00 p.m., Eastern Standard Time, on Thursday, January 11, 2024, or as soon as practicable thereafter. The Registrant respectfully requests that you notify Curt Creely of Foley & Lardner LLP of such effectiveness by a telephone call to (813) 225-4122.

Very truly yours,

GENERATION INCOME PROPERTIES, INC.

By:	/s/ Ron Cook
Ron Cook
Chief Financial Officer